--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                              ROBOGROUP T.E.K. LTD.
                              (Name of Registrant)



      Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel

                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F [X] Form 40-F  [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [ ]  No  [X]

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                        _

6-K Items



1. RoboGroup T.E.K. Ltd. Directors' Report and Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2002.

                                                                          ITEM 1

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]








                                   (Unaudited)

                    Interim Consolidated Financial Statements
                              At September 30, 2002






                                                                            Page


Directors' Report for the Nine Months Periods ended September 30, 2002.........2

Balance Sheets................................................................10

Statement of Operations.......................................................11

Statement of Changes in Shareholders' Equity..................................12

Statement of Cash Flows.......................................................14

Notes to the Interim Financial Statements.....................................17

                            RoboGroup T.E.K. Limited


                                Directors' Report
              for the Nine Months Periods ended September 30, 2002


We are pleased to present the Directors' Report on the financial condition of the Company for the nine months ended September 30, 2002.


RoboGroup T.E.K. Limited and its Business  Environment

RoboGroup T.E.K. Limited (hereinafter: "RoboGroup") and its subsidiaries will be referred to in this Directors' Report as the "Company".

The Company operates through three business sectors. One sector focuses on the traditional business activities of the Company - the education field. This sector includes the Company's research and development sections, the operations section, the marketing and sales of the Company's products as well as products manufactured by third parties to the training and education markets in Israel and worldwide. In the third quarter of 2002, our e-learning activities were added to the Education Sector. This reflects the close relationship between the two activities, since our e-learning operations are based on content that was developed in the Education Sector during the last 20 years. The second sector includes the activity of our subsidiary, Yaskawa Eshed Technology Ltd. (hereinafter "YET"), which is engaged in the development and manufacture of motion control products for the industrial market. The third sector manages new activities of the Company, including the activities of our subsidiaries MemCall LLC and MemCall Ltd. (hereinafter "MemCall").


The Education Sector

In October 2001, the Education Sector began to implement a cost cutting plan aimed at improving its profitability. The plan covered all the entities in the sector, excluding the e-learning activities, including our U.S. subsidiary and Computras. Management of the Education Sector expects that following the implementation of the plan expenses will be reduced by over US$ 1 million in 2002. Implementation of the plan has resulted in reduced expenses of approximately US$ 750 thousand in the first nine months of 2002, as compared to the comparable period in the previous year.

In December 2001, the Company signed an agreement to provide an e-learning training system in consideration of over US$ 4 million. This e-learning system will include content packages relating to the Company's principal field of expertise in the development and production of technology training systems. The project is expected to take up to two years, with the first delivery having been made during the third quarter of 2002 in which the company recognized revenues for the first time. The company is striving to complete the project in 2003. The Company believes that the successful completion of the project may provide the foundation for a product line in the e-learning field.

During the third quarter of 2002, the Company continued to invest in the e-learning field and is negotiating for new projects in a number of countries worldwide.


YET

During the third quarter of 2002, YET delivered approximately US$ 800,000 of development services to Yaskawa Electric Corporation (hereinafter "YEC"). The approved working plan for YET for 2002 forecasts a pre-tax profit of approximately US$ 1.75 million. Based on the progress of ongoing R&D projects and related revenues, YET's management predicts that the forecast will be met.

In September 2001 the shareholders of YET reached an agreement whereby YET will start to develop new independent marketing channels for the sale of its products and will develop products that will be sold under the YET brand name. During the third quarter of 2002 YET continued with the advanced stages of the development of XtraDrive (Advanced Server Driver), which will be sold under the YET brand name. YET has also initiated preliminary marketing activities with the cooperation of YEC in Europe and the U.S. in order to establish its presence in these markets. YET has initiated negotiations with a European company in regard to a private label agreement.

During the third quarter of 2002 YET continued to market YEC's products in Israel for the purpose of developing new customer relationships with companies in the printing industry and other industries.

In the third quarter of 2002 and through the date of this report, YET made preliminary sales (in immaterial amounts) of XtraDrive to several clients in Europe and in the U.S., as well as preliminary sales (also in immaterial amounts) of the YEC product line in Israel.

In May 2000, RoboGroup entered into a service agreement with YET under which YET pays RoboGroup for services and management fees. The sum of each year's payments is determined annually by mutual consent. Under the January 2002 service agreement for the year ending December 31, 2002, YET will pay RoboGroup approximately NIS 1.2 million for services and management fees.


The Business Enterprises Division

During 2002, the company has concentrated its business development efforts on the promotion of the activities of MemCall. Until the third quarter of 2002, this division also included the Company's e-learning activities, which were transferred to the Education Sector in third quarter).


MemCall

MemCall is engaged in the development of a new technology which, if successful, would in the estimation of its managers substantially reduce the time for locating and retrieving data in computers and communications networks. The new technology is expected to result in the development of electronic chips.

During the first three quarters of 2002 MemCall continued its capital raising efforts with external entities. The condition of the networking market, which has experienced a substantial decrease in sales, is substantially reducing the current market for MemCall. In addition, the condition of the capital markets continues to be difficult and consequently, MemCall's management cannot estimate if and when it will be possible to raise funds for its activities. The date when the first MemCall products will be ready cannot be determined until the capital raising process is successfully completed.

During July 2002 MemCall received approval from the Office of the Chief Scientist of the State of Israel for a total research and development grant of NIS 4.6 million, which is 50% of its total approved budget of NIS 9.2 million. The approved budget, which was based on a development plan that was previously submitted by MemCall, is for the period between January 1, 2002 through December 31, 2002.

During August 2002, MemCall received NIS 2.1 million from the Office of the Chief Scientist under the grant.

During September 2002, MemCall requested that the Office of the Chief Scientist reduce the approved budget to NIS 7.1 million, based on itsforecast that expenses by the end of 2002 will be lower than expected. To date, no reply has been received from the Office of the Chief Scientist.

In the beginning of 2001, RoboGroup's Board of Directors established two milestones with respect to completing an investment of US$ 2.5 million in MemCall. On November 28, 2001, RoboGroup's Board acknowledged that MemCall had achieved these milestones.

In May 2002, RoboGroup's Board of Directors approved an additional US$ 1 million investment in MemCall, subject to MemCall meeting a number of additional milestones by the end of 2002. The additional financing is being made pursuant to a non-interest bearing convertible note that is payable by December 31, 2002, and which at the option of RoboGroup may be converted into additional share capital in MemCall.

Pursuant to this last resolution, RoboGroup's investment in MemCall is expected to reach approximately US$ 3.5 million, consisting of US$ 2 million in equity, and the balance in convertible debt.

RoboGroup's investment in MemCall during the first nine months of 2002 amounted to approximately NIS 5 million (approximately US$ 1 million), net of the deduction for the participation of the Chief Scientist. As of September 30, 2002 the total cumulative investment in MemCall was approximately US$ 2.5 million (after deducting the Chief Scientist's participation). All of our investments in MemCall have been expensed in the quarter in which they were made (see Note 4 of the financial statements).

During the third quarter of 2002, a contract manufacturer delivered a preliminary amount of "test chips" to Memcall. The testchip is a piece of silicon designed to check basic functions in the planning of MemCall's first product (GSP1) and is not a stand-alone product. In evaluating the testchip, substantial problems were found in the manufacturing process of the contract manufacturer and as a result, MemCall was only able to check some of the functions intended for evaluation. Memcall is considering whether to continue working with or replace the contract manufacturer.

During October 2002, MemCall recruited Ilan Shaari as Vice President, Products. Mr. Shaari who has broad experience in the networking industry, will focus on defining MemCall's products and technical communication with potential customers.

RoboGroup's Building

The space in RoboGroup's building in Rosh Ha'Ayin that is not occupied by the Company has been leased to three outside tenants. During the third quarter of 2002 the Company recorded approximately US$ 164,000 in rental revenues from these tenants.


1.   Exposure to Market Risks and their Management

     a.  Currency Risks

     The majority of the Company's products are exported and, as a result, the bulk of the Company's income is received in foreign currency. As a result, the Company is exposed to risks stemming from changes in the exchange rates of foreign currencies, primarily US Dollars and Japanese Yen. The Company takes the following precautions in order to limit its exposure:

1. Daily monitoring of changes in the exchange rates of the various currencies as well as developments that might have an impact on these currencies.

2. A quarterly evaluation of the Company's position with respect to its overall exposure to changes in the exchange rates of the various currencies.

3. Taking foreign currency linked loans for financing its investment in the Rosh Ha'Ayin building.

     Notwithstanding these precautions, the Company cannot insure full protection against foreign currency risks, and is exposed to exchange rate fluctuations between the various foreign currencies themselves and between the foreign currencies and the Israeli Shekel.


     b.  Interest and Index Risks

     The Company does not enter into specific hedging contracts against the exposure involved in changes of the Israeli interest and index rates. However, the Company usually invests a portion of its monetary balances in accordance with its periodic evaluations with respect to expected changes in the Israeli interest and index rates.

     c.  Securities

     The Company is exposed to fluctuations in the prices of securities that make up its investment portfolio. The Company constantly monitors developments in this area and conducts monthly evaluations of the performance of the investment houses that manage the Company's securities portfolio.

     The Responsible Officer

     The company's chief financial officer is responsible for managing the Company's market risks.


     Supervision and Application of Policy

     Company management and the Board of Directors finance committee constantly monitors the extent of the Company's exposure to market risks, and determines if it is necessary to modify its risk management policy and, if necessary, adopt protective measures.

     As at September 30, 2002 and at December 31, 2001 the Company had no open futures contracts. The Company did not enter into any futures transactions during the first nine months of 2002.

                            RoboGroup T.E.K. Limited

Linked Balances
(Adjusted NIS in thousands September 30, 2002)

                                       September 30, 2002                                                December 31, 2001
                --------------------------------------------------------------  ---------------------------------------------------
                Linked   Linked   Linked                                Linked to the   Linked    Linked
Consolidated    to the   to       to the   Unlinked Autonomous    Total Japanese Yen     to       to the  Unlinked   Non-      Total
                Japanese foreign   CPI     NIS (K)  subsidiary   NIS (K)   NIS (K)     foreign     CPI    NIS (K)  Monetary    NIS
                 Yen     currency  NIS                  &                              currency    NIS              Items      (K)
                NIS (K) NIS (K)(1) (K)              Non-Monetary                        NIS (K)    (K)
                                                      Items                             (1)
                ----------------  -------  -------- -----------  ------  ----------   --------   ---------  ------- -------   ------
Assets

Cash and cash    1,125   22,439     -        919      1,626      26,109    1,200      10,220       -       *119        -    11,539
equivalents
Short-term         -        -       -       1,905       -         1,905      -          -          -      2,178        -    2,178
investments
Trade              -      5,669    46       4,416     9,421      19,552     127       15,617      328     9,200        -    25,272
receivables
Other             118      333      -       4,479      295        5,225      -        2,589        -      1,683        -     4,272
receivables
and debit
balances
Inventory          -       808      -         -      18,520      19,328      -          -          -        -       17,807  17,807
Investments in     -        -       -         -        110         110       -          -          -        -         110   110
other companies
Fix assets         -        -       -         -      39,326      39,326      -          -          -        -       40,746  40,746
Goodwill           -        -       -         -        352         352       -          -          -        -         418    418
Deferred taxes     -        -       -         -        780         780       -          -          -        -         760    760
                -------- ------  -------  -------- -----------  -------   ------     --------   ------    ------    ------  --------
                -------- ------  -------  -------- -----------  -------   ------     --------   ------    ------    ------  --------
                 1,243   29,249    46      11,719    70,430      112,687   1,327      28,426      328     13,180    59,841  103,102


Liabilities
Short-term       1,364    1,087   2,102     9,197       -        13,750    11,724     5,596      1,641    4,916        -    23,877
bank credits
Trade payables    219       -       -       5,341     3,097       8,657      -        2,717        -      8,495        -    11,212
Other payables     -      6,170     -       9,014     1,180      16,364      31        940         -      9,538        -    10,509
and credit
balances
Long-term        6,520    8,183   7,748       -         -        22,451      -          -        9,371      -          -    9,371
loans
Liability for      -        -     1,916       -         -         1,916      -          -        1,489      -          -    1,489
termination of
employee/employer
relationship,
net
                -------   -----   -------  -------- -----------  ------  --------   --------     ------   ------     -----  --------
                -------   -----   -------  -------- -----------  ------  --------   --------     ------   ------     -----  --------
                 8,103   15,440   11,766   23,552     4,277      63,138    11,755     9,253      12,501   22,949       -    56,458

                -------   -----   -------  -------- -----------  ------  --------   --------     ------   ------     -----  --------
Excess of       (6,860)  13,809  (11,720) (11,833)   66,153      49,549  (10,428)    19,173     (12,173) (9,769)     59,841 46,644
assets
(liabilities)
                =======  ======   =======  =======  ===========  ======  ========  ==========   ======== ========    ====== ======


(1) The foreign balances are mainly in Dollars.

There were no material changes in the report by linkage basis as at December 31, 2001 and the report as at September 30, 2002.

                               RoboGroup TEK Ltd.

Backlog of Orders

The Company's backlog of orders as at September 30, 2002, was as follows:

     o For the Company's products and third-party products that are marketed by the Company: approximately NIS 19.8 million (approximately NIS 14.5 million at September 30, 2001).

     2.  The Financial Position of the Company

      a. As at September 30, 2002, the Company had assets of approximately NIS
         112.7 million, compared to assets of approximately NIS 103.1 million at December 31, 2001. The increase is principally attributable to an increase in cash of approximately NIS 14.6 million, which was offset mainly by a decrease in the value of trade receivables of approximately NIS 5.7 million.

      b. The Company's shareholders' equity was approximately NIS 49.5 million as at September 30, 2002, compared with approximately NIS 46.6 million at December 31, 2001. The increase is principally attributable to the Company's net income of approximately NIS 2 million for the reported period, and an increase in currency translation adjustments of an autonomous subsidiary that amounted to approximately NIS 0.9 million.


3.   Operating Results


     The Company's revenues for the first nine months of 2002 amounted to approximately NIS 63.5 million, as compared to approximately NIS 66.9 million in the corresponding period in 2001.

     The Company's revenues for the third quarter of 2002 amounted to approximately NIS 27 million as compared to approximately NIS 23.3 million in the corresponding period in 2001. The increase of approximately NIS 3.7 million was primarily attributable to the increase in revenues of the Education Sector (mainly from the e-learning project).

     The cost of the Company's revenues during the first nine months of 2002 was approximately 47% of revenues as compared with approximately 60.5% in the corresponding period in 2001. The improvement derived from an increase in revenues from YET development projects that have a relatively high profit margin, as well as from a change in the Company's sales mix.

     The Company's operating expenses during the first nine months of 2002 were approximately NIS 30.1 million as compared with approximately NIS 31 million in the corresponding period in 2001.

     The main changes were as follows:

     Net R&D expenditures for the first nine months of 2002 decreased by approximately NIS 0.3 million compared with the corresponding period in 2001. This resulted mainly from a decrease in the development expenses of the Education Sector of approximately NIS 1 million. This decrease was offset primarily by an increase of approximately NIS 0.8 million in investments in the development activities of MemCall, which amounted to NIS
     3.9 million in the first nine months of 2002.

     Marketing and sales costs for the first nine months of 2002 declined by approximately NIS 1.1 million as compared with the corresponding period in 2001, due primarily to lower marketing expenses in the Education Sector.

     General and administrative expenses for the first nine months of 2002 increased by approximately NIS 0.6 million in comparison to the corresponding period of 2001, mainly as a result of increased expenses of the Education Sector.

     The income from operations in the first nine months of 2002 was approximately NIS 3.4 million compared with a loss from operations of approximately NIS 4.6 million in the corresponding period in 2001.

     The Company's net financial income in the first nine months of 2002 amounted to approximately NIS 1.1 million compared with financial income of approximately NIS 1 million in the corresponding period in 2001. The financial expenses in the first nine months of 2002 derived mainly from the rise in the rates of exchange of the US dollar.

     The Company's other income in the first nine months of 2002 amounted to approximately NIS 0.9 million versus approximately NIS 1.6 million in 2001. This decrease resulted mainly from an increase in the building segment expenses that amounted to approximately NIS 0.6 million.

     The Company's income before taxes for the first nine months of 2002 amounted to approximately NIS 3.2 million compared to a loss of approximately NIS 1.9 million in the corresponding period last year.

     The Company's income before taxes for the first nine months of 2002, excluding the approximately NIS 5 million investment in MemCall that was charged to expenses, amounted to approximately NIS 8.2 million.

     The company's net profit in the first nine months of 2002, amounted to approximately NIS 2 million compared to net income loss of approximately NIS 2.1 million in the corresponding period last year.

     The company's net profit in the third quarter of 2002, amounted to approximately NIS 4.2 million compared to net income loss of approximately NIS 0.5 million in the corresponding period last year.


4.  Liquidity
     a. The balance of cash, cash equivalents and securities portfolios at the Company's disposal as at September 30, 2002 was approximately NIS 28 million as compared to approximately NIS 13.7 million at December 31, 2001.

     b. Cash flows from current operations

         In the first nine months of 2002 the Company had positive cash flow from operations of approximately NIS 12.4 million compared to negative cash flow of approximately NIS 4 million in the corresponding period in 2001. The positive cash flow in the 2002 period derived mainly from receiving an advance payment in connection with the e-learning project.

     c. Cash flows from investment operations

         In the first nine months of 2002 the Company had negative cash flow of approximately NIS 1 million from its investment operations as compared to negative cash flow of approximately NIS 4.7 million in the corresponding period in 2001. The principal portion of the deficit was attributable to the Company's investment of approximately NIS 0.7 million in the Rosh Ha'Hayin building as compared to an investment of approximately NIS 0.4 million in the corresponding period in the previous year.

     d. Cash flows from financing operations

         In the first nine months of 2002 the Company had positive cash flow from financing operations of approximately NIS 3.1 million as compared to approximately NIS 5.5 million in the corresponding period in 2001. The surplus was mainly due to an increase in credit from banking institutions in the amount of approximately NIS 0.3 million and as a result of a net increase of long term loans in the amount of approximately NIS 2.8 million.

5.  Sources of Financing

      a. The Company had working capital of ? at September 30, 2002. The current ratio as at September 30, 2002, was 1.86, compared with 1.34 as at December 31, 2001. The quick ratio as at September 30, 2002, was 1.36, compared with 0.95 as at December 31, 2001. The improvement in the current ratio stems mainly from the conversion of a portion of the Company's short term loans into long term loans.

       b. The Company's shareholders' equity as at September 30, 2002 was approximately NIS 49.5 million representing approximately 44% of the Company's total balance sheet assets compared with NIS 46.6 million and 45%, respectively, as at December 31, 2001.

       c. The average amount of credit granted to customers during the first nine months of 2002 was approximately NIS 22.4 million, and the average amount of credit received from suppliers and providers of services was approximately NIS 9.9 million, compared with NIS 22.8 million and NIS
         13.9 million, respectively, as at December 31, 2001.

       d. The average amount of short-term credit received from banking institutions during the first nine months of 2002 was approximately NIS
         15.7 million, compared with approximately NIS 14.8 million during the year 2001.

       e. The average amount of long-term credit from banking institutions during the first nine months of 2002 was approximately NIS 19 million, compared with approximately NIS 16.5 million during the year 2001.

6.   Option Plans for Employees, Directors and Interested Parties

     During the nine months ended September 30, 2002 RoboGroup issued 2,000 ordinary shares as a result of the exercise of 2,000 stock options. These stock options were allotted on February 9, 1998 to a trustee on behalf of employees of the Company, and were exercisable in NIS for a sum equal to US$ 0.50 per share.

     As of the date of this report, 75,400 stock options that were allocated to the trustee have not yet been exercised and 42,600 stock options have not been issued.

7. Others

7.1 The company's stock purchasing by Robogroup LTD.

On November 17, 2002, the Company filed a request with the District Court of Tel-Aviv for the authority to repurchase some of its own shares in accordance with Sec. 303 to the Companies Law, 1999. The total amount of funds requested to be used in connection with the repurchase program is NIS 2,140,000, (approximately $450,000). The material creditors of the Company agreed to the repurchase program. As of the date of this report, the court has not set a date for the review of the Company's request.


7.2 General Shareholders Meeting

On November 12, 2002, the company announced the date of its Annual General Shareholders Meeting, which will be held on December 10, 2002. The agenda and instructions with regard to attending and voting in the Meeting were detailed in the immediate disclosure that was filed with the Israeli Securities Authority and SEC.

7.3 Name change of a subsidiary

On August 15, 2002, our subsidiary Robotec Technologies Ltd. received approval from the Israeli Companies Registrar for its name to be changed to "Intelitek Training Systems (1989) Ltd."

7.4 On November 25, 2002, RoboGroup's board of directors approved the cessation of its employment relationship with Mr. Gideon Missulawin, a director and a shareholder of RoboGroup, in accordance with an agreement between Mr. Missulawin and RoboGroup dated 26.1.97. The employment relationship between Mr. Misulawin and RoboGroup will end on January 2, 2003, in accordance with Mr. Missulawin's waiver of a requirement for prior notice that was set forth in the agreement. Mr. Missulawin will continue to serve as a director without remuneration.

7.5 Effective November 25, 2002, Ms. Anat Kats-Ifargan resigned as the Company's CFO. Mr. Hanan Eibushitz began to serve as the Company's CFO on the same day.

8.  External factors

The changes in the world economy and the terrorist attacks in the U.S. on September 11, 2001 impacted and continue to impact the stock prices on stock exchanges throughout the world and in the U.S. in particular, and in this context also affected the stock prices of RoboGroup's securities traded on the Tel Aviv Stock Exchange as well as on the Nasdaq Stock Market.

The continued slowdown of the world economy and the terrorist attacks in the U.S. on September 11, 2001, have also affected the Company's business in the following markets:

o A slowdown has been observed in the market for motion control products throughout the world. A more substantial slowdown was observed in the upper segment of the market (e.g. machines for the semi-conductor industries). YEC, which continues to be YET's sole substantial customer, suffered a significant drop in sales. This has also necessarily affected YET's business. The worldwide slowdown also had an adverse impact on the development of YET's new marketing channels in the U.S., Europe and the Far East.

o A substantial slowdown was observed in the networking market, which is one of the central potential markets for MemCall products. This has brought about a reduction in the potential market, a slower penetration of new technologies and products into the market, as well as a delay in investment activity in the market. The slowdown in the target markets for MemCall products and the significant decline in capital investments in new enterprises have had an adverse effect on MemCall.

o In the global education market, institutional investments in education infrastructures declined as a result of the lack of economic resources for institutional entities in general and for the education institutions in particular, due to the slowdown in the world economy on the one hand and the increasing investments in security and safety markets on the other hand. The decrease in financial resources available for the products of the education division has brought about a reduction of its potential sales.

o The security and economic environments in the State of Israel have negatively influenced the Company's business. Due to the situation, partners and customers from abroad are hesitant to travel and develop their business in this region. The economic recession and the decrease in the education budget have also hurt the potential market for the Company's products in Israel.





-----------------------------                      -----------------------------
Gideon Missulawin                                  Rafael Aravot
Director                                           Chairman of the Board & CEO

Date of approval of the financial statements: November 25, 2002

                                 Balance Sheets
                   (Adjusted NIS in thousands, September 2002)


                                                         September 30,                           December 31,
                                   ----------------------------------------------------------- ------------------
                                         2002                2002                 2001               2001
                                       US$ (K) *           NIS (K)              NIS (K)             NIS (K)
                                      (Unaudited)        (Unaudited)          (Unaudited)          (Audited)
                                   ------------------ -------------------  ------------------- ------------------
Current assets
Cash and cash equivalents               5,360              26,109                12,448             11,539
Short term investments                   391               1,905                 2,211               2,178
Accounts receivable                     4,014              19,552                22,502             25,272
Receivables and debit balances          1,073              5,225                 3,436               4,272
Inventories                             3,968              19,328                19,125             17,807
                                   ------------------ -------------------  ------------------- ------------------
                                       14,806              72,119                59,722             61,068
                                   ------------------ -------------------  ------------------- ------------------
                                   ------------------ -------------------  ------------------- ------------------
Investments and long term
balances
Accounts receivable                       -                  -                    171                 -
Investments in other companies           23                 110                   110                 110
                                   ------------------ -------------------  ------------------- ------------------
                                         23                 110                   281                 110
                                   ------------------ -------------------  ------------------- ------------------
                                   ------------------ -------------------  ------------------- ------------------
                                         160                780                   770                 760
Deferred taxes
                                   ------------------ -------------------  ------------------- ------------------
                                   ------------------ -------------------  ------------------- ------------------
Fixed assets, net                       8,073              39,326                40,568             40,746
                                   ------------------ -------------------  ------------------- ------------------
                                   ------------------ -------------------  ------------------- ------------------
Goodwill                                 72                 352                   445                 418
                                   ------------------ -------------------  ------------------- ------------------
                                   ------------------ -------------------  ------------------- ------------------

                                   ------------------ -------------------  ------------------- ------------------
                                       23,134             112,687              101,786              103,102
                                   ================== ===================  =================== ==================
Current liabilities
Credit from banks                       2,823              13,750                23,692             23,877
Trade payables                          1,777              8,657                 10,471             11,212
Payables and credit balances            3,359              16,364                10,697             10,509
                                   ------------------ -------------------  ------------------- ------------------
                                        7,959              38,771                44,860             45,598
                                   ------------------ -------------------  ------------------- ------------------
                                   ------------------ -------------------  ------------------- ------------------
Long term liabilities
Loans from banks                        4,609              22,451                9,674               9,371
Liability for termination of
employee/employer relationship,          393               1,916
net                                                                              1,622               1,489
                                   ------------------ -------------------  ------------------- ------------------
                                        5,002              24,367                11,296             10,860
                                   ------------------ -------------------  ------------------- ------------------
                                   ------------------ -------------------  ------------------- ------------------
Shareholders' equity
Share capital                           2,395              11,664                11,660             11,663
Capital funds and capital               9,528              46,410                45,368             45,515
surplus
Accumulated deficit                    (1,539)             (7,498)              (9,169)             (9,507)
                                   ------------------ -------------------  ------------------- ------------------
                                       10,384              50,576                47,859             47,671
Less - loans provided for
purchase of shares                        -                   -                 (1,202)               -
Treasury shares                         (211)              (1,027)              (1,027)             (1,027)
                                   ------------------ -------------------  ------------------- ------------------
                                       10,173              49,549                45,630             46,644
                                   ------------------ -------------------  ------------------- ------------------
                                   ------------------ -------------------  ------------------- ------------------

                                   ------------------ -------------------  ------------------- ------------------
                                       23,134             112,687              101,786              103,102
                                   ================== ===================  =================== ==================
 *Convenience Translation into US Dollars


================================== ========================================= =======================================
Gideon Missulawin                  Rafael Aravot                             Hanan Eibushitz
Director                           Chairman of the Board & CEO               Chief Financial Officer
Date of approval of financial statement: November 25, 2002.

The accompanying notes form an integral part of the interim financial statements.

                             Statement of Operations

        (Adjusted NIS in thousands for September 2002, except share data)


                               Nine month period ended             Three month period ended      Year ended
                                    September 30,                        September 30,          December 31,
                      ------------------------------------------  ---------------------------- ---------------
                          2002          2002          2001            2002          2001            2001
                        US$ (K)*       NIS (K)       NIS (K)        NIS (K)        NIS (K)        NIS (K)
                      (Unaudited)    (Unaudited)   (Unaudited)    (Unaudited)   (Unaudited)      (Audited)
                      -------------  ------------ --------------  ------------- -------------- ---------------

Revenues**               13,031        63,475        66,907          27,014        23,241          87,999
Costs of revenues**      6,151         29,961        40,491          10,819        12,973          52,520
                      -------------  ------------ --------------  ------------- -------------- ---------------
                      -------------  ------------ --------------  ------------- -------------- ---------------
Gross profit             6,880         33,514        26,416          16,195        10,268          35,479
                      -------------  ------------ --------------  ------------- -------------- ---------------
                      -------------  ------------ --------------  ------------- -------------- ---------------

Operating expenses
Research and
development
expenses, net**          1,989          9,686        10,030          3,339          3,912          12,633
Marketing and
selling expenses
                         2,275         11,082        12,203          4,010          4,040          16,210
Administrative and
general
Expenses                 1,917          9,338         8,741          3,432          2,866          12,904
                      -------------               --------------  ------------- --------------
                      -------------  ------------ --------------                               ---------------
                         6,181         30,106        30,974          10,781        10,818          41,747
                      -------------  ------------ --------------  ------------- -------------- ---------------
                      -------------  ------------ --------------  ------------- -------------- ---------------

                      -------------  ------------ --------------  ------------- -------------- ---------------
                      -------------  ------------ --------------  ------------- -------------- ---------------

Operating profit          699           3,408        (4,558)         5,414          (550)         (6,268)
(loss) Income

Financial income
(expense), net           (227)         (1,106)        1,019          (858)          (251)          1,970
Other income
                          183            890          1,600          (173)           447           2,768
                      -------------  ------------ --------------  ------------- -------------- ---------------
                      -------------  ------------ --------------  ------------- -------------- ---------------
Income (Loss) before      655           3,192        (1,939)         4,383          (354)         (1,530)
taxes on income
Taxes on income          (243)         (1,183)        (163)          (207)          (163)          (909)
                      -------------  ------------ --------------  ------------- -------------- ---------------
                      -------------  ------------ --------------  ------------- -------------- ---------------
Net income (loss)         412           2,009        (2,102)         4,176          (517)         (2,439)
                      =============  ============ ==============  ============= ============== ===============
                      =============  ============ ==============  ============= ============== ===============
Income (Loss) per
share                     0.04          0.19         (0.20)           0.39         (0.05)          (0.23)
                      =============  ============ ==============  ============= ============== ===============
                      =============  ============ ==============  ============= ============== ===============
Number of shares in
the calculation of     10,729,831    10,729,831    10,727,831      10,729,831    10,727,831      10,727,831
loss per share
                      =============  ============ ==============  ============= ============== ===============


*Convenience Translation into US Dollars.
**Restated

The  accompanying   notes  form  an  integral  part  of  the  interim  financial statements.

                  Statement of Changes in Shareholders' Equity

                   (Adjusted NIS in thousands, September 2002)


                                                                                 Loans
                                                                               guaranteed
                                                                               by shares    Accumulated
                                                     Capital       Capital        and        earnings
                       Number of        Share        surplus        funds       treasury     (deficit)       Total
                       shares          capital       NIS (K)       NIS (K)       shares       NIS (K)       NIS (K)
                                       NIS (K)                                  NIS (K)
                       ------------- ------------  ------------  ------------ ------------- ------------  ------------

For the nine-month period ended September 30, 2002 - unaudited

Balance at Jan. 1,     10,727,831     11,663        43,200         2,314        (1,027)      (9,507)       46,643
2002

Exercise of options      2,000           1             4             -             -            -             5


Adjustments on
translation of             -             -             -            892           -             -            892
financial statement
of an autonomous
subsidiary
Net loss                   -             -             -             -            -           2,009         2,009


                       ------------- ------------  ------------  ------------ -------------   -----        -------

Balance at
September 30, 2002     10,729,831     11,664        43,204         3,206        (1,027)      (7,498)       49,549
                       ============= ============  ============  ============ ============= ============  ============

For nine-month period ended September 30, 2001 - unaudited

Balance at Jan. 1,     10,697,631     11,644        42,998         2,317        (2,240)      (7,067)       47,652
2001

Exercise of options      30,200         16            53             -            -             -            69

Repayment of loan for      -             -             -             -            11            -            11
the acquisition of
shares
Net loss                   -             -             -             -            -          (2,102)       (2,102)

                       ------------- ------------  ------------  ------------ ------------- ------------  ------------
Balance at             10,727,831     11,660        43,051         2,317        (2,229)      (9,169)       45,630
September 30, 2001
                       ============= ============  ============  ============ ============= ============  ============

For the three-month period ended September 30, 2002 - unaudited

Balance at July.1,     10,729,831     11,664        43,204         2,805        (1,027)      (11,674)      44,972
2002

Adjustments on
translation of             -             -             -            401           -             -            401
financial statement
of an autonomous
subsidiary
Net income                 -             -             -             -            -           4,176         4,176

                       ------------- ------------  ------------  ------------ ------------- ------------  ------------
                       ------------- ------------  ------------  ------------ ------------- ------------  ------------
Balance at             10,729,831     11,664        43,204         3,206        (1,027)      (7,498)       49,549
September 30, 2002
                       ============= ============  ============  ============ ============= ============  ============

For the three-month period ended September 30, 2001 - unaudited

Balance at July.1,     10,725,831     11,659        43,046         2,317        (2,229)      (8,652)       46,141
2001

Exercise of options      2,000           1             5             -            -             -             6

Net loss                   -             -             -             -            -           (517)         (517)

                       ------------- ------------  ------------  ------------ ------------- ------------  ------------
                       ------------- ------------  ------------  ------------ ------------- ------------  ------------
Balance at             10,727,831     11,660        43,051         2,317        (2,229)      (9,169)       45,630
September 30, 2001
                       ============= ============  ============  ============ ============= ============  ============



The accompanying notes form an integral part of the interim financial statements





              Statement of Changes in Shareholders' Equity- (cont.)
                   (Adjusted NIS in thousands, September 2002)


For the year ended December 31, 2001 - audited

Balance at Jan. 1,     10,697,631     11,645        43,000         2,314        (2,239)      (7,068)       47,652
2001

Exercise of options      30,200         18            59             -             -            -            77

Repayment of loan for
the acquisition of         -             -            142            -           1,212          -           1,354
shares

Net loss                   -             -             -             -            -          (2,439)       (2,439)

                       ------------- ------------  ------------  ------------ ------------- ------------  ------------
Balance at Dec. 31,
 2001                  10,727,831     11,663        43,201         2,314        (1,027)      (9,507)        46,644
                       ============= ============  ============  ============ ============= ============  ============


The  accompanying   notes  form  an  integral  part  of  the  interim  financial statements.

                             Statement of Cash Flows

                   (Adjusted NIS in thousands, September 2002)




                                          Nine month ended                      Three month ended
                                           September 30,                          September 30,          Year ended
                                                                                                        December 31,
                           -----------------------------------------------  --------------------------  -------------
                                2002            2002            2001            2002          2001          2001
                             US$ (K) *         NIS (K)         NIS (K)         NIS (K)      NIS (K)         NIS (K)
                            (Unaudited)      (Unaudited)     (Unaudited)     (Unaudited)   (Unaudited)    (Audited)

                           ---------------  --------------  --------------  -------------- -----------  -------------
Cash flows from current
operating activities
Net income (loss)               412            2,009          (2,102)          4,176         (517)        (2,439)
Adjustments to reconcile
net income (loss) to net
cash flows derived from        2,133           10,392          (1,882)         5,301        (5,619)       (2,090)
(applied to) operations
(Appendix A):
                           ---------------  --------------  --------------  -------------- -----------  -------------

Net cash derived from
(applied to) operating         2,545           12,401         (3,984)          9,477        (6,136)       (4,529)
activities
                           ---------------  --------------  --------------  -------------- -----------  -------------
                           ---------------  --------------  --------------  -------------- -----------  -------------

Cash flows from
investment activities

Acquisition of fixed
assets                         (213)           (1,036)         (2,063)         (410)         (648)        (2,813)
Proceeds from the sale of
fixed assets                     7               33              70              16           23            190
Deposit in a provident
fund on behalf of                -               -            (2,747)            -          (2,747)       (2,747)
directors
                           ---------------  --------------  --------------  -------------- -----------  -------------
                           ---------------  --------------  --------------  -------------- -----------  -------------
Net cash flow applied to
investment operations          (206)          (1,003)         (4,740)          (394)        (3,372)       (5,370)
                           ---------------  --------------  --------------  -------------- -----------  -------------
                           ---------------  --------------  --------------  -------------- -----------  -------------

Cash flows from financing
activities
Increase in short term          72              349             6,515         (1,453)         406          6,711
bank credits, net
Repayment of long term         (208)          (1,011)          (1,111)         (333)           -          (2,393)
loans
Long-term Loans received        776            3,780              -            3,780          64             -

Receipts on account of           -               -                -              -             -             142
shares
Repayment of loans from          -
an interested party                              -               10              -             -           1,212
Exercise of options by
employees                        1               5               69              -            10              77
                           ---------------  --------------  --------------  -------------- -----------  -------------
Net cash derived from
financing activities            641            3,123           5,483           1,994          480          5,749
                           ---------------  --------------  --------------  -------------- -----------  -------------
                           ---------------  --------------  --------------  -------------- -----------  -------------

Adjustments on
translation of financial
statement of an
autonomous subsidiary           11              49               -               24             -             -
                           ---------------  --------------  --------------  -------------- -----------  -------------
Increase (decrease) in
cash and cash equivalents      2,991           14,570         (3,241)          11,101       (9,028)       (4,150)
Cash and cash equivalents
at the beginning of the
period                         2,369           11,539          15,689          15,008       21,476        15,689
                           ---------------  --------------  --------------  -------------- -----------  -------------
                           ---------------  --------------  --------------  -------------- -----------  -------------
Cash and cash equivalents
at the end of the period       5,360           26,109          12,448          26,109       12,448        11,539
                           ===============  ==============  ==============  ============== ===========  =============
*Convenience Translation into US Dollars .             The accompanying notes form an integral part of the interim financial statements.

                   (Adjusted NIS in thousands, September 2002)

Appendix A: Adjustments to reconcile net income (loss) to net cash flows derived from (applied to) operations

                                                                                                       Year ended
                                      Nine months ended                    Three months ended         December 31,
                                        September 30,                         September 30,               2001
                         --------------------------------------------- ----------------------------  ---------------
                                                                       ----------------------------  ---------------
                              2002            2002           2001         2002           2001            2001
                           US$ (K) *         NIS (K)        NIS (K)      NIS (K)        NIS (K)         NIS (K)
                          (Unaudited)      (Unaudited)    (Unaudited)  (Unaudited)    (Unaudited)      (Audited)
                         ---------------  --------------  ------------ ------------  --------------  ---------------
Income and expenses
not involving cash
flow

Depreciation
and amortization              541            2,635          2,120         717            802             2,583
Increase (decrease)
 in liability for the
 termination of
 employee/employer            88              427            114           7             162             (18)
 relationship, net
Decrease (increase)                                                                                        -
in short term                  -               -             (117)         -              50
investment value
Write up (down) of
loans                         (34)           (164)         (1,481)        (99)           (277)           (516)
 Decrease (increase)
 in value of                  56              273              -           98             -              (85)
 securities
Decrease (increase)
 in deferred taxes
 receivable                  (17)             (85)            303          53             4               (68)

Other                          20              103           (46)          38             (2)              -
                         ---------------  --------------  ------------ ------------  --------------  ---------------
                         ---------------  --------------  ------------ ------------  --------------  ---------------
                              654            3,189           893          814            739             1,896
                         ---------------  --------------  ------------ ------------  --------------  ---------------
                         ---------------  --------------  ------------ ------------  --------------  ---------------
Changes in assets and
liabilities
Decrease (increase)
in accounts receivable       1,253           6,102         (2,085)       6,757         (5,568)          (4,684)
Decrease in debit
balances of partially
consolidated companies

                               -                -            (140)          -            (128)             -
Decrease (increase)
 in other receivables
 and debit balances          (180)           (877)            574        1,107            433            (49)
Decrease (increase)
in inventories               (243)           (1,185)         4,025         144            919            5,343
Decrease (increase)
in trade payables            (524)          (2,555)         (6,126)     (4,655)         (4,346)         (5,386)
Increase (decrease)
 in other payables
 and credit balances         1,173           5,718           977         1,134          2,332             790
                         ---------------  --------------  ------------ ------------  --------------  ---------------
                         ---------------  --------------  ------------ ------------  --------------  ---------------
                             1,479           7,203         (2,775)       4,487         (6,358)          (3,986)
                         ---------------  --------------  ------------ ------------  --------------  ---------------
                         ---------------  --------------  ------------ ------------  --------------  ---------------

                         ---------------  --------------  ------------ ------------  --------------  ---------------
                         ---------------  --------------  ------------ ------------  --------------  ---------------
                             2,133           10,392        (1,882)       5,301         (5,619)          (2,090)
                         ---------------  --------------  ------------ ------------  --------------  ---------------

*Convenience Translation into US Dollars





                        Statement of Cash Flow - (cont.)

                   (Adjusted NIS in thousands, September 2002)


Appendix B: Non-monetary events


Conversion of loans
from long-term to
short-term
Or conversion of
loans from
short-term to
long-term                 (2,746)        (13,374)        12,631            -             -          12,631
                       ==============  ============ ================  ============  ============ ============

*Convenience Translation into US Dollars

                           The accompanying notes form an integral part of the
interim financial statements.

                    Notes to the Interim Financial Statements


Note 1: General

(a) The accompanying financial statements were prepared as of September 30, 2002, and are for the three and nine-month periods then ended. These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2001, and for the year then ended, together with the notes thereto.

    (b) These financial statements have been reviewed by the Company's certified public accountants. The review was conducted in accordance with the procedures established by the Institute of Certified Public Accountants in Israel regarding interim periods. The review was limited in scope and did not constitute an audit in accordance with generally accepted auditing standards and therefore no opinion was expressed by the Company's certified public accountants.

    (c) In management's opinion all necessary adjustments were made in order to present correctly these interim financial statements.


Note 2: Principal Accounting Policies

(a) The significant accounting policies have been applied on a consistent basis with the annual financial statements of the previous year (December 31, 2001), except for the following changes:

         Due to certain developments in the operations of a US consolidated subsidiary, consisting of a receipt of credit line commitments from local banks in the US and a recurring tendency of increased sales of products not produced by the Company, the US dollar currency has become thatcompany's functional currency. Until December 31, 2001 this Company operated as an extension of the Company, at which time it became an autonomous entity. As a result, the financial statements of the Company at September 30, 2002, and for the three and nine-month periods then ended were translated according to the exchange rate in effect at the period end, and the translation adjustments of approximately NIS 892 thousand were charged to a capital fund for translation differences.

(b) The financial statements, including the comparison sums, have been prepared according to the historical cost convention, adjusted for changes in the purchasing power of the currency, on the basis of changes in the Consumer Price Index ("CPI"). In the three and nine-month periods ended September 30, 2002, the CPI increased by 7 %. In the year ended December 31, 2001, the CPI increased by 1.4 %.

(c) The adjusted financial statements at September 30, 2002 and for the three and nine-month periods then ended have been translated into US dollars solely for the convenience of American readers. This translation was made at the US dollar/New Israeli Shekel exchange rate in effect on September 30, 2002, i.e. US$ 1 = NIS 4.871.

(d) Revenues from sales of software rights are generally recognized when the software has been delivered to the customer, payment is fixed, collectability is probable and there are no significant obligations remaining. When other significant vendor obligations exist, such as software development, customization, integration or installation, revenues are generally recognized using the percentage of completion basis using the estimate of work progress actually performed.


                Notes to the Interim Financial Statements (cont.)


Note 3: Financial Information in Regard to Business Segments

    (a) As of the third quarter of 2002, the e-learning project results are presented in Segment A. (The results of the e- learning project in the Company's annual financial statements as of December 31, 2002 were presented in Segment C).

    (b) There was no material change in the assets of the Company's business segments since December 31, 2001.


    (C)  Details:

                   Nine month period ended September 30, 2002

                     -----------------------------------------------------------------------------------------
                                                             NIS (K)
                     -----------------------------------------------------------------------------------------
                      Segment A      Segment B       Segment C      Segment D     Adjustments       Total
                     ------------- --------------- -------------- ----------------------------- --------------
Sales to external
customers              56,946          6,656            -             4,223         (2,149)        65,676
Inter segment sales
                          -            (128)            -            (2,073)          -            (2,201)
                     ------------- --------------- -------------- ----------------------------- --------------
                       56,946          6,528            -             2,150         (2,149)        63,475
                     ============= =============== ============== ============================= ==============
Segment income          5,132          1,027          (4,990)          840            -             2,009
(loss)
                     ============= =============== ============== ============================= ==============


                   Nine month period ended September 30, 2002

                     -----------------------------------------------------------------------------------------
                                                             US$ (K)
                     -----------------------------------------------------------------------------------------
                      Segment A      Segment B       Segment C      Segment D     Adjustments       Total
                     ------------- --------------- -------------- ----------------------------- --------------
Sales to external
customers              11,689          1,367            -              868           (441)         13,483
Inter segment sales
                          -             (25)            -             (427)           -             (452)
                     ------------- --------------- -------------- ----------------------------- --------------
                       11,689          1,342            -              441           (441)         13,031
                     ============= =============== ============== ============================= ==============
Segment income           919            211            (890)           172            -              412
(loss)
                     ============= =============== ============== ============================= ==============



*Convenience Translation into US Dollars

** Restated


                Notes to the Interim Financial Statements (cont.)

Note 3: Financial Information in Regard to Business Segments (cont.)



                  Nine month period ended September 30, 2001**

                     -----------------------------------------------------------------------------------------
                                                             NIS (K)
                     -----------------------------------------------------------------------------------------
                      Segment A      Segment B       Segment C      Segment D     Adjustments       Total
                     ------------- --------------- -------------- ----------------------------- --------------
Sales to external
customers              52,154         14,332            -             4,110         (1,450)        69,146
Inter segment sales
                          -            (420)            -            (1,819)          -            (2,239)
                     ------------- --------------- -------------- ----------------------------- --------------
                       52,154         13,912            -             2,291         (1450)         66,907
                     ============= =============== ============== ============================= ==============
Segment income
(loss)                 (2,773)         2,896          (3,847)         1,622           -            (2,102)
                     ============= =============== ============== ============================= ==============



                                           Three month period ended September 30, 2002
                     -----------------------------------------------------------------------------------------
                                                             NIS (K)
                     -----------------------------------------------------------------------------------------
                        Segment A       Segment B      Segment C       Segment D   Adjustments      Total
                     ------------- --------------- -------------- ----------------------------- --------------
Sales to external
customers              23,529          3,525            -             1,376         (1,162)        27,268
Inter segment sales
                          -             (40)            -             (214)           -            (254)
                     ------------- --------------- -------------- ----------------------------- --------------
                       23,529          3,485            -             1,162         (1,162)        27,014
                     ============= =============== ============== ============================= ==============
Segment income          3,801          1,426           (953)          (98)            -             4,176
(loss)
                     ============= =============== ============== ============================= ==============



                                          Three month period ended September 30, 2001**
                     -----------------------------------------------------------------------------------------
                                                             NIS (K)
                     -----------------------------------------------------------------------------------------
                      Segment A      Segment B       Segment C      Segment D     Adjustments       Total
                     ------------- --------------- -------------- ----------------------------- --------------
Sales to external
customers              19,698          3,404            -             1,548          (725)         23,925
Inter segment sales
                          -            (138)            -             (546)           -             (684)
                     ------------- --------------- -------------- ----------------------------- --------------
                        19,698         3,266            -             1,002          (725)         23,241
                     ============= =============== ============== ============================= ==============
Segment income
(loss)                  (488)          1,020           (686)          (363)           -             (517)
                     ============= =============== ============== ============================= ==============

*Convenience Translation into US Dollars

** Restated





                Notes to the Interim Financial Statements (cont.)


Note 4: R & D Expenses

The following research and development expenses include investments in the development of MemCall's new technology:

For the Nine-month period ended September 30, 2002   -        Approximately 3.9 NIS million

For the Nine-month period ended September 30, 2001   -        Approximately 4.15 NIS million

For the year ended December 31, 2001                 -        Approximately 6.4 NIS million

     During May 2002, RoboGroup's Board of Directors approved an additional investment of US$ 1 million in MemCall, subject to MemCall meeting a number of additional milestones by the end of 2002.




Note 5: Contingent Liabilities

Against the company and their business partner, a law prosecution was claimed in regards to sales commission for the sum of NIS 260 thousands. The company has rejected all the prosecution claims and is expected to present a defense report. The company estimates that there will not be any essential influence on their business results.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               ROBOGROUP T.E.K. LTD.
                                  (Registrant)




                               By: /s/ Rafael Aravot
                                   ------------------
                                   Rafael Aravot
                                   Chief Executive Officer


Date: November 26, 2002